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Change in Accounting Principle - Sub-Item 77L on Form N-SAR
First Investors Series Fund - First Investors Growth & Income Fund

As required, effective October 1, 2001, the First Investors Growth
& Income Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium on debt
securities.   Prior to October 1, 2001, the Growth & Income Fund did
not amortize premiums on debt securites. The cumulative effect of this accounting change had no impact on total net assets of the Fund, but resulted in a reclassification in the beginning balances as of October 1, 2001. Based on securities held on October 1, 2001, the Growth & Income Fund reduced the cost of securities by $2,761 and increased net unrealized gains and losses by a corresponding
$2,761. Prior years have not been restated for this change in accounting principle.

The effect of this change in 2001 was as follows:
Decrease in Net Investment Income, $1,956;
Increase in Net Unrealized Gains (Losses), $1,956;
Increase in Net Realized Gains (Losses), $0;
Decrease in Net Investment Income Per Share, $0.00;
Increase in Net Realized and Unrealized Gains Per Share, $0.00;
Decrease in the Ratio of Net Investment Income to Average Net Assets,
0.00%